ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-263376
Dated November 13, 2024

Dual Directional Buffered Participation Securities

Based on the Performance of the Nasdaq-100 Index® due on or about March 4, 2026

Principal at Risk Securities

This document provides a summary of the terms of the Dual Directional Buffered Participation Securities or “Buffered Securities”. Investors should carefully review the accompanying preliminary pricing supplement for the Buffered Securities, the accompanying product supplement, the accompanying index supplement and the accompanying prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

The Buffered Securities do not guarantee the return of the full principal amount at maturity. The Buffered Securities are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS”), and all payments on the Buffered Securities are subject to the credit risk of UBS. If UBS were to default on its obligations you may not receive any amounts owed to you under the Buffered Securities and you could lose all of your initial investment. As used in this document, “we,” “us,” or “our” refers to UBS.

SUMMARY TERMS
Issuer:	UBS AG London Branch (“UBS”)
Underlying index:	Nasdaq-100 Index® (Bloomberg Ticker: “NDX”)
Stated principal amount:	$1,000.00 per Buffered Security
Issue price:	$1,000.00 per Buffered Security
Denominations:	$1,000.00 per Buffered Security and integral multiples thereof
Interest:	None
Pricing date:	Expected to be November 29, 2024, subject to postponement in the event of a market disruption event, as described in the accompanying product supplement
Original issue date:

Expected to be December 4, 2024 (3 business days after the pricing date; see preliminary pricing supplement), subject to postponement in the event of a market disruption event as described in the accompanying product supplement.

Valuation date:

Expected to be February 27, 2026 (to be determined on the pricing date and expected to be approximately 15 months after the pricing date), subject to postponement in the event of a market disruption event as described in the accompanying product supplement. In the event that we make any change to the expected pricing date and original issue date, the calculation agent may adjust the valuation date and maturity date to ensure that the stated term of the Buffered Securities remains the same.

Maturity date:

Expected to be March 4, 2026 (to be determined on the pricing date and expected to be 3 business days after the valuation date), subject to postponement in the event of a market disruption event as described in the accompanying product supplement.

Payment at maturity:

￭ If the underlying return is positive:

The lesser of (a) $1,000.00 + Upside Payment and (b) Maximum Upside Payment at Maturity.

In no event in this scenario will the payment at maturity exceed the maximum upside payment at maturity.

￭ If the underlying return is zero or negative and the percentage decline from the initial level to the final level is equal to or less than the buffer amount:

$1,000.00 + ($1,000.00 × Absolute Underlying Return)

In this scenario, you will receive a 1% positive return on the Buffered Securities for each 1% negative return on the underlying index. In no event will your return in this scenario exceed the buffer amount.

 If the underlying return is negative and the percentage decline from the initial level to the final level is greater than the buffer amount:

$1,000.00 + ($1,000.00 × Underlying Return + Buffer Amount)

Accordingly, if the underlying return is negative and the percentage decline from the initial level to the final level is greater than the buffer amount, you will lose a percentage of your stated principal amount equal to the percentage decline of the underlying index from the initial level to the final level in excess of the buffer amount, and in extreme situations, you could lose almost all of your initial investment.

Underlying return:

The quotient, expressed as a percentage, of (i) the final level of the underlying index minus the initial level of the underlying index, divided by (ii) the initial level of the underlying index. Expressed as a formula:

(Final Level - Initial Level) / Initial Level

Upside payment:	$1,000.00 × Underlying Return
Maximum upside gain:	12.50%
Absolute underlying return:	The absolute value of the underlying return. For example, a -5% underlying return will result in a +5% absolute underlying return.
Initial level:	The closing level of the underlying index on the pricing date, as determined by the calculation agent.
Final level:	The closing level of the underlying index on the valuation date, as determined by the calculation agent.
Maximum upside payment at maturity:	$1,125.00 per Buffered Security, which is equal to $1,000.00 + ($1,000.00 × Maximum Upside Gain)
Buffer Amount:	10%
CUSIP/ISIN:	90307QRM7 / US90307QRM77
Listing:	The Buffered Securities will not be listed or displayed on any securities exchange or any electronic communications network.
Commission:	2.25% of the aggregate principal amount.
Estimated initial value:	Expected to be between $944.90 and $974.90 per Buffered Security. See “Risk Factors” in the preliminary pricing supplement.
Preliminary pricing supplement	http://www.sec.gov/Archives/edgar/data/1114446/000183988224038774/ubs_424b2-23070.htm

HYPOTHETICAL PAYOUT

The below figures are based on a hypothetical maximum upside gain of 12.50% and buffer amount of 10% and are purely hypothetical (the actual terms of your Buffered Securities will be determined on the pricing date and will be specified in the final pricing supplement).

Hypothetical Payment at Maturity

Change in Underlying Index	Payment at Maturity
+40.00%	$1,125.00
+30.00%	$1,125.00
+20.00%	$1,125.00
+12.50%	$1,125.00
+9.00%	$1,090.00
+6.00%	$1,060.00
+3.00%	$1,030.00
0.00%	$1,000.00
-5.00%	$1,050.00
-10.00%	$1,100.00
-11.00%	$990.00
-20.00%	$900.00
-30.00%	$800.00
-40.00%	$700.00
-50.00%	$600.00
-60.00%	$500.00
-70.00%	$400.00
-80.00%	$300.00
-90.00%	$200.00
-100.00%	$100.00

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You will find a link to the accompanying preliminary pricing supplement for the Buffered Securities above and links to the accompanying product supplement, accompanying index supplement, and accompanying prospectus for the Buffered Securities under “Additional Information About UBS and the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the Buffered Securities.

The issuer has filed a registration statement (including a prospectus as supplemented by a product supplement, an index supplement for various securities we may offer, including the Buffered Securities, and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement, the accompanying product supplement, and the accompanying index supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-833-653-0401. Our Central Index Key, or CIK, on the SEC web site is 0001114446.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to Return Characteristics

■The Buffered Securities do not pay interest or guarantee return of the stated principal amount and your investment in the Buffered Securities may result in a loss.

■Your potential return on any positive performance of the underlying index is limited to the maximum upside gain.

■The upside payment applies only if you hold the Buffered Securities to maturity.

■The potential positive return on the Buffered Securities from any negative performance of the underlying index is limited by the buffer amount and the return on the Buffered Securities may change significantly despite only a small difference in the degree of change of the final level relative to the initial level

■The contingent payment of principal applies only at maturity.

■Owning the Buffered Securities is not the same as owning the index constituent stocks.

■The absolute return feature is not the same as taking a short position directly in any index constituent stocks.

Risks Relating to Characteristics of the Underlying Index

■Market risk.

■There can be no assurance that the investment view implicit in the Buffered Securities will be successful.

■Changes that affect the underlying index, including regulatory changes, will affect the market value of, and return on, your Buffered Securities.

■The underlying index reflects price return, not total return.

■UBS cannot control actions by the index sponsor and the index sponsor has no obligation to consider your interests.

Estimated Value Considerations

■The issue price you pay for the Buffered Securities will exceed their estimated initial value.

■The estimated initial value is a theoretical price and the actual price that you may be able to sell your Buffered Securities in any secondary market (if any) at any time after the pricing date may differ from the estimated initial value.

■Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the Buffered Securities as of the pricing date.

Risks Relating to Liquidity and Secondary Market Price Considerations

■There may be little or no secondary market for the Buffered Securities.

■The price at which UBS Securities LLC and its affiliates may offer to buy the Buffered Securities in the secondary market (if any) may be greater than UBS’ valuation of the Buffered Securities at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements.

■Price of the Buffered Securities prior to maturity.

■Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices.

Risks Relating to Hedging Activities and Conflicts of Interest

■Potential conflict of interest.

■Hedging and trading activities by the calculation agent and its affiliates could potentially affect the value of, and any amounts payable on, the Buffered Securities.

■Potentially inconsistent research, opinions or recommendations by UBS.

■Potential UBS impact on price.

Risks Relating to General Credit Characteristics

■Credit risk of UBS.

■The Buffered Securities are not bank deposits.

■If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the Buffered Securities and/or the ability of UBS to make payments thereunder.

Risks Relating to U.S. Federal Income Taxation

■Uncertain tax treatment. Significant aspects of the tax treatment of the Buffered Securities are uncertain. You should read carefully the section entitled “Tax Considerations” in the preliminary pricing supplement and the section entitled “Material U.S. Federal Income Tax Consequences”, including the section “— Securities Treated as Prepaid Derivatives or Prepaid Forwards”, in the accompanying product supplement and consult your tax advisor about your tax situation.

Underlying Index

For information about the underlying index, including historical performance information, see “Information About the Underlying Index” in the preliminary pricing supplement.

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